Community Company Commitment


COLUMBIA ST
FIRST ST
MAIN ST
UNION PARK
SUMMER ST
KENDUSKEAG STREAM
CENTRAL ST
PARK
BROAD ST
2
6
1

2005 ANNUAL REPORT

MERRILL MERCHANTS BANCSHARES, INC.

Our Community

Maine's geography—bordered by the White Mountains of New Hampshire, the Provinces of Quebec and New Brunswick, Canada, and the vast Atlantic Ocean—positions it as the northeastern most state. Within its borders, Maine is further delineated by millions of acres of forest land, 32,000 miles of rivers and streams, 6,000 lakes and ponds, and 3,500 miles of coastline, all of which provide some of the most pristine and spectacular natural resources on the planet. But it is within its 22 cities and 424 towns that the fabric of community life is sewn by the people who live and work there.

Maine's communities are as varied as the artists, entrepreneurs, lobstermen, professionals, farmers, woodsmen, executives and laborers who live there. Strong environmental values and a sense of place still pervade the thinking. And, a gritty work ethic and public-mindedness draw people together for the common good.

Our Company is proud to serve nine of Maine's communities. From Waterville, a city of 25,000 located on the Kennebec River, to the City of Bangor and the cluster of surrounding towns which border the mighty Penobscot River, our banking franchise occupies the Heart of Maine.

This is the story of our bankers, our accomplishments and our communities set against the backdrop of historic Maine maps provided by the James W. Sewall Company of Old Town, Maine.



JERRY C. JARRELL
BANGOR
Jerry heads our Business Development Team and for many years chaired a local charity golf tournament.

ALENA J. SIBLEY
BREWER
Alena manages our Main Office, is a member of our Business Development Team and a United Way volunteer.

ROLAND L. NAROFSKY
HAMPDEN
Roland is a business development officer and mortgage originator, who also volunteers for Habitat for Humanity.

ANGELA T. BUTLER
BANGOR
Angela is a commercial loan officer, a director of the Abnaki Girl Scout Council and a former director of the United Way of Eastern Maine.

SELECTED FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

FOR THE YEAR	2005	2004	2003	2002	2001
Net income	$ 5,738	$ 4,907	$ 4,302	$ 3,845	$ 3,254
Net interest income	15,770	13,773	12,479	12,463	11,542
Fee income	5,245	5,005	5,181	3,963	3,299
Operating expense	11,986	11,042	10,718	10,205	9,468
PER COMMON SHARE *(adjusted for 3% stock dividend in 2005)*					
Basic earnings per share	$ 1.67	$ 1.41	$ 1.23	$ 1.20	$ 1.07
Diluted earnings per share	1.66	1.40	1.22	1.08	0.92
Dividends per share	0.64	0.54	0.45	0.37	0.28
Book value per share at year end	10.00	9.11	8.66	8.34	8.66
Stock price:					
High	25.72	24.90	20.57	14.87	10.22
Low	20.10	19.52	13.79	10.04	8.20
Close	24.60	20.96	20.47	14.28	10.04
KEY PERFORMANCE RATIOS					
Return on average equity	17.59%	16.06%	14.74%	13.93%	13.18%
Return on average assets	1.47	1.36	1.34	1.33	1.26
Equity to assets at year end	8.24	8.50	8.93	9.24	9.34
Non-performing assets to total assets	0.10	0.44	0.18	0.25	0.26
Net charge-offs to average loans	0.06	0.05	0.04	0.07	0.08
Efficiency ratio	57.37	59.29	60.51	62.01	63.96
Dividend payout ratio	38.33	38.32	37.16	31.27	25.87
AT YEAR END					
Total assets	$417,073	$368,690	$342,189	$307,316	$278,197
Loans	318,965	282,988	246,512	214,729	188,080
Deposits	331,414	299,782	258,848	238,857	219,309
Shareholders' equity	34,352	31,329	30,553	28,388	25,985

Dear Shareholders:

FINANCIAL PERFORMANCE

We are pleased to report that our Company had an outstanding year with earnings per share up 19% to $1.66 per share and net income increasing 17% to $5.7 million. Strong loan growth, increasing interest rates and a tremendous effort by our corps of dedicated employees translated to a return on equity of 17.59% and a return on assets of 1.47%.

LENDING ACTIVITIES

Our solid performance in the lending area is based in part on our ability to deliver on promises in the communities we serve. We have an exceptional staff of commercial and consumer lenders who have established a solid reputation as local, knowledgeable and personal bankers who serve their customers with pride. We were the first in our market to offer the 40 year mortgage and based on our reputation with builders and satisfied customers, we continue to be one of the most sought after construction lenders in Penobscot County.

We were especially honored to be recognized by the Small Business Administration Maine District for achieving top results in three of six categories for the fiscal year ended September 30, 2005. Merrill Bank outpaced its closest competitors, all of which have statewide banking franchises, in the total number of loans made under the 7(a) Loan Guaranty program, total loan dollars, and the number of loans made to veterans.

TRUST AND INVESTMENT SERVICES

Assets under management at year end reached $366.0 million and we were very pleased to once again have our investment performance exceed that of conventional benchmarks while maintaining a lower risk profile. Our account administrators and investment strategy team are experienced professionals who take pride in this performance and in working to assist clients with a variety of financial services.

The department's long anticipated move to 183 Main Street was completed recently. Restoration of this historic building, now renamed the Merrill Financial Center, has been a win-win for the Company and the community as it significantly enhances our ability to service



BRENT A. FOLSTER
OLD TOWN
Brent manages our Orono, Crossroads and Milford branches and has had a longtime commitment to the Ronald McDonald House

CYNTHIA L. LEIGHTON
VEAZIE
Cindi heads our Training Department and High Performance Checking Program and is a director of the Bangor YWCA.

MERIS J. BICKFORD, ESQ.
MORRILL
Meris is a senior trust administrator who served as president of the Maine State Bar Association in 2005.

JASON SIMSAY
AURORA
Jason heads our Information Technology Department and is an avid fisherman when time allows.

clients and adds a luster to Main Street and the approach to the Penobscot Riverfront.

We are very pleased to announce that we will be upgrading our trust accounting software in 2006, including the addition of a portfolio management system and internet access.

REGULATORY COMPLIANCE

All financial institutions are dealing with a plethora of new and tightened regulations as a result of terrorist threats and accounting scandals. The Bank Secrecy Act, USA Patriot Act, and Sarbanes-Oxley Act, which provide well-intentioned policies designed to prevent further egregious acts, also require substantial investments in software, training, and personnel. We will continue to devote resources to meeting these and all other regulatory compliance standards.

SERVICE MATTERS

People bank with people and we don't ever want to lose that personal connection as we look at ways to improve customer service. As part of the Merrill Financial Center project, we completed a third story addition to the Bank and have been able to expand our commercial and consumer loan service areas and gain operational synergy.

Installation of a new telephone network which will fully integrate our branches, keep our system personal, and allow us to better channel customer inquiries is in process and will be rolled out to all locations over time. We will be introducing E Statements and a Home Equity Debit Card for those customers who enjoy electronic banking options. And, we were one of the first in our market to introduce Health Savings Accounts.

OUR DIRECTORS

After thirteen years of service, two of our directors, Robert E. Knowles and Susan B. Singer, retired from our board this year and are now spending significantly more time at their homes in Florida. We are grateful for their dedicated service and very pleased that both will continue to serve as honorary directors of our Company.



ANDREW C. REED
UNITY
Andy manages our Pittsfield Branch and is a longtime supporter of the Unity Barn Raisers and the Waldo County Soil and Water Conservation District.

MARJORIE J. DOWNING
ETNA
Margie manages our Newport Branch and is an Ambassador to the Sebasticook Valley Chamber of Commerce.

ROBERT C. FREESE
NEWPORT
Rob is a Financial Consultant for Merrill Financial Services, a division of the Bank.

LUCILLE D. ZELENKEWICH
WINSLOW
Lucille manages our Waterville Branch and is a director of the Central Maine Growth Council.

Our Company

Royce Cross, president of Cross Insurance, Herb Sargent, president of Sargent Corporation, and Elizabeth (Beth) C. Warren, a prominent civic leader, joined our Bank board in early 2006. All are long time supporters of our Company and we are very proud to have them join us as directors.

STOCK PERFORMANCE

In 2005, the Company issued its tenth consecutive stock dividend and for the fifth consecutive year increased the quarterly cash dividend twice in the same year. The fourth quarter dividend of $0.17 per share translates to a current dividend yield of 2.76%. Our stock at year end was $24.60, a 17% increase over the closing price in 2004.

LOOKING AHEAD

Interest rates occupied center stage in the U.S. economy in 2005 with eight incremental increases to the Federal Funds rate bringing it to 4.25% in December, its highest level since April 2001. One of the biggest changes in 2006 will be the transfer of power at the Federal Reserve from Chairman Alan Greenspan to Ben Bernanke and the policy shifts which may occur under the influence of a new leader.

We are projecting a fourth quarter completion date for a new branch office on Broadway in Bangor. This location will strengthen our presence in an area of the city experiencing significant commercial and residential growth. We also continue to explore sites for a full service branch in Waterville.

As always, we look forward to the coming year and the opportunity to increase shareholder value, enhance customer relationships and continue the pattern of growth which has brought us to this point.

Sincerely,

Edwin N. Clift
Chairman and
Chief Executive Officer

William P. Lucy
President



"...our Company had an outstanding year with earnings growth per share up 19% to $1.66 per share and net income increasing 17% to $5.7 million."

Edwin N. Clift, *Chairman and CEO*
William P. Lucy, *President*

FINANCIAL RESULTS

Record earnings for 2005 were driven by quality loan growth and an increase in the Company's net interest margin. The Federal Reserve Bank's aggressive increase in short-term interest rates (a 3% increase in the Federal Funds Rate over an eighteen month period) has benefited the Company as a portion of our commercial and home equity loans repriced to higher interest rate levels.

RECORD EARNINGS

Earnings for 2005 increased 17% to $5.7 million, up from $4.9 million in 2004. Earnings per diluted share increased 19% to $1.66 from $1.40 in the prior year.

LOAN GROWTH

Total loans grew 14% in 2005. Real estate lending was strong with commercial real estate increasing 12%, home equity balances growing 22% and residential and construction lending up 6%. Loans to businesses grew at a rate of 16% and consumer loans increased 13% from a year ago.

ASSET QUALITY

We continue to maintain strong asset quality with net charge-offs of $177,000 in 2005 representing 0.06% of average net loans compared to 0.05% in 2004. Nonperforming assets as a percentage of total assets declined to 0.10% at year-end, down from 0.44% at the close of 2004.

DEPOSIT GROWTH

Deposits grew 11% in 2005. The combination of rising short-term interest rates and special deposit promotions resulted in certificates of deposit growth of 27% and savings account increases of 34%. The direct mail marketing campaign to businesses and individuals under the High Performance Checking program continues to spur core deposit growth with checking account balances increasing 4% in 2005.

FEE INCOME

Fee income grew 5% in 2005 with increases in trust fees of 13%, other fees of 41% and service fees on deposit accounts of 7%. Gains on loan and investment sales declined 23% from a year ago.

OPERATING EXPENSE

Our efficiency ratio improved to 57.4% compared to 59.3% in 2004. Operating expenses increased 9% in 2005 due to increases in salaries and employee benefits, occupancy costs, and other expenses. As we have experienced growth in loans, deposits and trust assets under management, personnel costs have increased due to the additional employees required to deliver on our promise of "Where Service Matters."

CONDENSED CONSOLIDATED BALANCE SHEETS

YEAR ENDED DECEMBER 31 *(Dollars in thousands, except per share data)*

ASSETS	**2005**	**2004**
Cash and due from banks	$ 13,828	$ 10,220
Securities	72,489	66,099
Loans held for sale	925	617
Loans	318,965	282,988
Allowance for loan losses	(4,086)	(3,866)
Other assets	14,952	12,632
Total assets	$417,073	$368,690
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Interest-bearing	$275,210	$247,837
Noninterest-bearing	56,204	51,945
Total deposits	331,414	299,782
Borrowings	47,008	33,524
Other liabilities	4,299	4,055
Total liabilities	382,721	337,361
Shareholders' equity	34,352	31,329
Total liabilities and shareholders' equity	$417,073	$368,690


DEPOSITS (in millions)
$400
300
200
100
-
2001
2002
2003
2004
2005


LOANS (in millions)
$400
300
200
100
-
2001
2002
2003
2004
2005


NET INCOME (in millions)
$6
5
4
3
2
1
-
2001
2002
2003
2004
2005

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

YEAR ENDED DECEMBER 31,	2005	2004	2003
Interest and dividend income	$22,824	$18,708	$17,213
Interest expense	7,054	4,935	4,734
Net interest income	15,770	13,773	12,479
Provision for loan losses	397	348	444
Net interest income after provision for loan losses	15,373	13,425	12,035
Fee income:			
Deposit services	1,496	1,399	1,161
Trust and investment advisory services	1,567	1,382	1,186
Net gain on sale of loans	790	897	1,808
Net securities gains (losses)	19	155	(51)
Other fee income	1,373	1,172	1,077
	5,245	5,005	5,181
Operating expense:			
Compensation and employee benefits	6,835	6,310	5,887
Occupancy	959	858	811
Equipment	655	606	637
Data processing	611	686	626
Advertising and marketing	634	578	607
Professional fees	500	375	397
Other operating expense	1,792	1,629	1,753
	11,986	11,042	10,718
Income before income tax expense	8,632	7,388	6,498
Income tax expense	2,894	2,481	2,196
Net income	$5,738	$4,907	$4,302
Weighted shares outstanding:			
Basic	3,437,205	3,472,281	3,507,018
Diluted	3,465,806	3,501,697	3,528,674
Earnings per share:			
Basic	$1.67	$1.41	$1.23
Diluted	$1.66	$1.40	$1.22


EFFICIENCY RATIO
66%
64%
62%
60%
58%
56%
54%
2001
2002
2003
2004
2005

Our Commitment

IT'S ABOUT OUR COMMUNITIES

Bangor, the state's third largest city and headquarters for our banking franchise, is located on the banks of the Penobscot River, which rises in the Katahdin basin and flows to the Atlantic. The river, which once carried logs from the great North Woods to the mills dotting its shores, has helped define the character of the people who settled along it and made their living from its harvest.

Though Bangor is no longer a lumber capital, its rich heritage set the stage for its present role as the regional center for learning, service and commerce. The towns which comprise Greater Bangor are home to six of our branch offices, the flagship campus of the University of Maine, Husson College, Bangor Theological Seminary, Eastern Maine Community College, and Beal College. Our communities are enriched by these centers of learning and their graduates. Likewise, the region is blessed with great healthcare and social service providers including Eastern Maine Medical Center, the tertiary care center for Northern Maine, St. Joseph Healthcare, Acadia Hospital, the Y's, and others too numerous to mention.

The communities of Waterville, Pittsfield and Newport form another nucleus of our banking franchise. Once a vibrant manufacturing and railroad center, Waterville remains the commercial, service and cultural center for Central Maine and is home to Colby College, Thomas College, Maine General Medical Center, Inland Hospital, and a thriving arts community. Pittsfield, another former railroad center, is home to Sebasticook Valley Hospital and Maine Central Institute, a private secondary school which features an internationally renowned school of ballet. Newport is a gateway community serving travelers, particularly outdoor enthusiasts, headed toward the Moosehead Region, Sugarloaf and Quebec.



JILL E. BEAN
BREWER
Jill is a commercial loan assistant who volunteers as a preschool teacher at her church.

FRED A. BROWN
PROSPECT
Fred is a commercial lender, director of the Warren Center and a member of the Penquis C.A.P. Advisory Board.

JULIANA H. GRAHAM
ORRINGTON
Juliana is a teller who has served as a camp counselor during her vacations for the past two years.

CHRISTOPHER R. WINSTEAD
BANGOR
Chris is our management trainee and an active volunteer at the YMCA and with Junior Achievement.

IT'S ABOUT THE PEOPLE YOU TRUST

Banking is a people business and one of the keys to our success has been the quality of the dedicated people who work for our Company. We are fortunate to have attracted some of Maine's best and brightest talent—recent graduates of our very fine colleges as well as experienced bankers—who understand the economy of the region and the character of its citizens. They understand our mission to be the best community bank in our market area. And, they are committed to accomplishing that goal with innovative thinking and good, old-fashioned hard work.

In our business, it all comes down to people you trust. It's a responsibility we take very seriously and you have our pledge that we will uphold the highest ethical standards in the conduct of our business. Our reputation and the trust of our employees, customers and shareholders is something we hold sacred.

We're very proud of the roles our bankers play in their communities. Whether it's serving as treasurer of the youth hockey team or chairman of the hospital auxiliary, our employees are an integral part of improving the quality of life in their communities. Their volunteer effort makes a difference and we're proud to recognize a sampling of our employees and their individual volunteer contributions throughout this report.

Included among the many organizations our employees serve are: United Way of Eastern Maine, University of Maine, Bangor Historical Society, Waterville Humane Society, Waldo County Soil and Water Conservation District, Abnaki Girl Scout Council, Forest Society of Maine, St. Joseph Healthcare, Husson College, Inland Hospital, Ronald McDonald House, Pathfinders, Alfond Youth Center, Atrium House, Warren Center, Bangor Humane Society, and innumerable churches, schools and other grassroots organizations.

IT'S ABOUT MAKING A DIFFERENCE

One of the most far-reaching endeavors we have supported is the mission of the Forest Society of Maine, a statewide land trust working with landowners to conserve and maintain the forestlands of Maine. The rate and scale of change occurring in Maine's North Woods, the largest tract of undeveloped land east of the Mississippi River, has challenged the people in communities across Maine to work collaboratively with the State, the Forest Society of Maine and other organizations to find ways to sustain this great resource.

We are also very pleased to support the efforts of the Bangor Land Trust, which seeks to conserve recreational land and wildlife habitat for our community. Preserving open space and natural resources helps make our community attractive, creates a sense of place, and fosters a healthy, sustainable economy.

In the area of healthcare, we are very pleased to support many providers and initiatives including Penobscot Community Health Center (PCHC), a federally qualified health center, which serves the healthcare needs of citizens, regardless of ability to pay, from the 38 communities which make up the Greater Bangor region.

Assistance to at-risk community members is also provided through our generous support of Manna, Inc., a rescue mission based in Bangor which includes a soup kitchen, food cupboard, daycare and other support services for low income and those at risk for homelessness. Other agencies served include: Eastern Agency on Aging, Literacy Volunteers, and Spruce Run Association.

Once again in 2005, we partnered with Penquis Community Action Program in the financing of an affordable housing project for seniors. Corundel Commons, a 20-unit project, was built with the cooperation of the community on the site of the former Eastland Woolen Mills in Corinna. Another Penquis affordable housing project in Bangor is scheduled to break ground in 2006 with our assistance.

The youth of our state are served through volunteer work and financial support of Katahdin Council (Boy Scouts of America), Challenger Learning Center, Project Atrium, United Cerebral Palsy of Northeastern Maine, Maine Children's Alliance, Good Samaritan Agency, Maine Children's Home, Boys and Girls Club and YMCA of Waterville, Old Town - Orono YMCA, and the Bangor Y's.

One of the greatest community resources our Company supports are libraries. In addition to ongoing support of the Bangor Public Library, the state's largest community library, we were very pleased this year to help launch capital campaigns for both the Orono Public Library and the Newport Cultural Center and Library.

Other significant contributions were directed in support of the creative arts, long acknowledged as enhancing the quality of life in our communities, and currently gaining stature as a force in the regional economy. With 245,000 jobs in New England, this sector is growing at twice the rate of the region's overall economy. Our support this year included performance sponsorships and other contributions to: Bangor Symphony Orchestra, Penobscot Theatre, American Folk Festival, Robinson Ballet, Maine Discovery Museum, Bangor Center for History and the University of Maine Museum of Art.

IT'S ABOUT LOOKING FORWARD

As we look to the future, it's with a clear vision for our Company. We want to please our customers, create value for our investors, and provide a quality workplace for our employees. We believe we have the people and the skills to accomplish that goal and we are eager to move forward.

BOARD OF DIRECTORS

Front left: John Graham, Lloyd Robinson, Perry Hansen, Michael Shea

Middle: Elizabeth Warren, Joseph Cyr, Dennis Shubert, William Bullock, Royce Cross, Herbert Sargent

Back: Frederick Oldenburg, Charles Hutchins, Joseph Irish

Front right: William Lucy, Edwin Clift

Board of Directors

Edwin N. Clift (A, B)
Chairman and CEO
Merrill Merchants Bancshares, Inc.
Merrill Merchants Bank

William P. Lucy (A, B)
President
Merrill Merchants Bancshares, Inc.
Merrill Merchants Bank

William C. Bullock, Jr. (A, B)
Former Chairman
Merrill Merchants Bancshares, Inc.
Merrill Merchants Bank
Chair: Trust & Investment Committee

Royce M. Cross (B)
President, Cross Insurance

Joseph H. Cyr (A, B)
President, John T. Cyr & Sons, Inc.

(A) Merrill Merchants Bancshares, Inc.
(B) Merrill Merchants Bank

John R. Graham (B)
President, Automatic Distributors

Perry B. Hansen (A, B)
Chairman, THE National Bank
Chair: Nominating & Corporate Governance Committee and Compensation Committee

Charles M. Hutchins (B)
Vice President, Alternative Energy, Inc.

Joseph P. Irish (B)
President, Waldo County Oil

Frederick A. Oldenburg, Jr., M.D. (A, B)
Director, Penobscot Respiratory, P.A.

Lloyd D. Robinson (A, B)
Investor

Herbert R. Sargent (B)
President, Sargent Corporation

Michael T. Shea (B)
President & CEO,
Webber Energy Fuels

Dennis L. Shubert, M.D., Ph.D. (A, B)
Executive Director, Maine Quality Forum
The Dirigo Health Agency
Chair: Audit Committee

Elizabeth C. Warren (B)
Civic Leader

HONORARY DIRECTORS

Robert E. Knowles

J. Donald Mackintosh

Leonard E. Minsky

Norman Minsky, Esq.

Joseph Sewall

Susan B. Singer

Harold S. Wright



Our Employees

Cindy L. Allen*
Matthew E. Arnold
Thomas W. Austin
Jill E. Bean
Nancy L. Bellefleur*
Scott D. Bennett
Clarence E. Bickford
Meris J. Bickford
Anthony R. Black
Christel B. Boone
Jacqueline A. Bouchey*
Kathy M. Boutin
Lynn M. Bowden
Cynthia J. Brawn
Ann M. Brewer
Theresa M. Brooks
Fred A. Brown
Linda J. Bryant
William C. Bullock, Jr.*
Margaret E. Burr
Jennifer M. Buswell
Angela T. Butler*
Stacie A. Buzzell
Tanya R. Candage
Jessica L. Carver*
Tony N. Cerbone
Eva M. Charity*
Amanda S. Chretien
Edwin N. Clift*
Barbara J. Cochran
Alyson A. Coffin*
Darci M. Collins
Amy B. Conant
Keri M. Crean
Michelle T. Czapiga
Jeremy A. Daigle
George E. Dandaneau *
Kati Deane-Grant
Joanne M. DeCesere
Carla A. DeVita
Jayne T. Dickey
Marjorie J. Downing
Patricia L. Eldridge*
Linda G. England
Brent A. Folster
Robert C. Freese
Robert J. Gardner
Arlene M. Gould
Juliana H. Graham
Becky L. Ham
Melissa L. Hamlin
Clarice L. Hannan*
Betsy B. Hanscom
Patricia L. Hansen
Bruce S. Harrington
Morgan A. Hart
Diane M. Hewett*
Tami E. Hilton
Jody E. Holmes*
Samantha J. Howe
Mary Beth Inforati
Valerie L. Jamieson
Jerry C. Jarrell*
Deborah A. Jordan*
Judith D. Kelly*
Gwendolyn A. King
Kim M. Kirchdorfer
Janet L. Kochis
Judy L. Kuchinski
Jonathan S. Lander*
Ronald J. Landry*
Janet L. Lane
Darleen M. Lanphere*
Sandra J. Leavitt
Cynthia L. Leighton*
Floyd W. Libby
Kristie M. Licata
Linda M. Lizotte*
William P. Lucy*
Heather J. Ludden
Chelsea L. Macdonald
Jane H. Madigan*
Melony R. Maynard
Eunice M. McAfee
Kevin B. McKaig
Suzanne M. Mercier*
Suzanne T. Moffatt
Michael J. Moody*
Jaime L. Moore
Eve I. Moutisheva
Pamela J. Mugnai
Debbie H. Murray
Debra L. Murray
Lawrence M. Napoleone
Roland L. Narofsky
Deanna L. Ouellette*
Pamela J. Palmer
Julia A. Pardy
R. Paul Pasquine
Lewis H. Payne
Diane T. Pearson
Donna M. Poland*
Bonnie L. Pooler
Angela M. Porter
Erica A. Powell
Kathleen G. Prescott*
Priscilla A. Pullen
Andrew C. Reed*
Cindy L. Rickman*
Carole L. Robinson*
Dianne L. Roy*
Prudence L. Searl
DeAnn Seddon
Kelly A. Shorey*
Alena J. Sibley*
Betsy A. Simpson*
Kathryn A. Simpson
Jason D. Simsay
Diane M. Smith
Donald M. Smith
Hope J. Smith
Jane F. Smith
Rebecca J. Smith
Valrie G. Smith*
Andy J. Soucy
Lynne A. Spooner*
Kathleen Spruce*
Grace M. Stanhope
Joshua T. St. Louis
Linda J. St. Louis*
Tasha M. Swanson
Veronica E. Sylvia
Lorraine M. Therrien*
Marlene D. Thomas*
Thomas A. Tilley*
Tanya L. Verzoni
Holly A. Vetelino
Jerina K. Warner*
Danelle L. Weston
Reginald C. Williams, Jr.*
Rhonda A. Williams
Joanne E. Wilson*
Christopher R. Winstead
Jacqueline E. Wolinski
Meredith A. Young
Lucille D. Zelenkewich
Ellen N. Ziobron*

**Ten or more years of commitment*

Senior management left to right:
Paul Pasquine, Jane Madigan, Lynne Spooner, Reginald Williams, Deborah Jordan, Edwin Clift, William Lucy

SENIOR MANAGEMENT

Edwin N. Clift
Chairman and CEO

William P. Lucy
President

Deborah A. Jordan
Executive Vice President
Chief Financial Officer

Jane H. Madigan
Senior Vice President
Marketing & Human Resources

R. Paul Pasquine
Senior Vice President
Trust & Investment Services

Lynne A. Spooner
Senior Vice President
Retail Banking

Reginald C. Williams, Jr.
Senior Vice President
Operations

ANNUAL SHAREHOLDER MEETING
The annual meeting of shareholders will be held at 5:00 P.M. on Thursday, May 4, 2006, at the Bangor Conference Center, Hogan Road, Bangor, Maine.

CORPORATE HEADQUARTERS
Merrill Merchants Bancshares, Inc.
201 Main Street
Bangor, Maine 04401
201-942-4800
www.merrillmerchants.com

ANNUAL REPORT ON FORM 10-K
The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available online at the Commission's website: www.sec.gov. Shareholders may obtain a copy, without charge, upon written request to the address listed above.

CONTACT
Deborah Jordan, Chief Financial Officer at 207-942-2494 or Jane Madigan, Senior Vice President at 207-990-4075.

WEBSITE
Our internet address is:
www.merrillmerchants.com
or via electronic mail:
info@merrillmerchants.com

STOCK LISTING
Merrill Merchants Bancshares, Inc. common stock is traded on the Nasdaq National Market system under the symbol MERB.

TRANSFER AGENT
Shareholder inquiries regarding change of address or title should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, N.J. 07016
800-368-5948

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Berry Dunn McNeil and Parker
36 Pleasant Street
Bangor, Maine 04401



MERRILL MERCHANTS BANCSHARES, INC.



CITY
COMMON
SOMERSET ST.
FULTON
ROW
LIME
PALM ST.
ADAMS ST
YORK
GRIDLEY ST.

BRANCH LOCATIONS

BANGOR
201 Main Street
920 Stillwater Avenue
992 Union Street

BREWER
366 Wilson Street

HOLDEN
Route 1A

MILFORD
2 Main Street

NEWPORT
Newport Plaza

ORONO
69 Main Street

ORRINGTON
191 River Road

PITTSFIELD
27 Main Street

WATERVILLE
58 Elm Street

207-942-4800 www.merrillmerchants.com

Design: Packard Judd Kaye · Photography: Ken Woisard · Printing: Bacon Printing Co.